UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 30, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $470,000 Notes due September 29, 2020 Linked to the Performance of a Basket of 10 Common Stocks

•                  $515,000 Super TrackSM Notes due March 30, 2017 Linked to the Performance of the S&P 500® Index

•                  $560,000 Annual Reset Coupon Buffered Notes due September 30, 2019 Linked to the Performance of the Russell 2000® Index

•                  $783,000 Callable Contingent Payment Notes due September 29, 2023 Linked to the Russell 2000® Index

•                  $1,000,000 9.30% Exchangeable Notes due December 31, 2013 (Linked to the Common Stock of Pilgrim’s Pride Corporation)

•                  $1,350,000 Annual Autocallable Notes due September 29, 2016 Linked to the Lesser Performing Reference Asset of the SPDR S&P MidCap 400 ETF and the Russell 2000 Index

•                  $1,391,000 Callable Contingent Coupon Notes due September 30, 2015 Linked to the Common Stock of lululemon athletica inc.

•                  $2,394,000 Callable Contingent Payment Notes due September 28, 2018 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $2,428,650 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Citigroup Inc. due September 28, 2018

•                  $2,614,000 Callable Contingent Coupon Notes due September 30, 2015 Linked to the Common Stock of Cisco Systems, Inc.

•                  $3,410,000 Callable Contingent Coupon Notes due September 30, 2015 Linked to the Common Stock of Tesoro Corporation

•                  $3,600,000 10.00% Exchangeable Notes due September 29, 2014 (Linked to the Common Stock of Facebook Inc.)

•                  $3,889,000 Annual AutoCallable Notes due September 29, 2016 Linked to the Lesser Performing Index of the EURO STOXX 50® Index and the S&P 500® Index

•                  $4,096,320 Barclays Bank PLC Trigger Return Optimization Securities Linked to a Basket of International Exchange-Traded Funds due September 30, 2016

•                  $5,193,150 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Ford Motor Company due September 28, 2018

•                  $6,061,000 Callable Contingent Quarterly Payment Notes due September 29, 2016 Linked to the Lowest Return of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE ETF

•                  $7,735,000 Barclays Bank PLC Trigger Performance Securities Linked to the Vanguard FTSE Emerging Markets ETF due September 28, 2018

•      $9,300,190 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of United States Steel Corporation due September 28, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 30, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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